Westerman Ball Ederer Miller & Sharfstein, LLP
170 Old Country Road
Mineola, New York 11501

January 24, 2008

VIA EDGAR ELECTRONIC TRANSMISSION

Jennifer Hardy
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Plastinum Polymer Technologies Corp.
Registration Statement on Form SB-2
File No. 333-148593
Filed January 9, 2008

Dear Ms. Hardy:

On behalf of Plastinum Polymer Technologies Corp. (the "Company"), we hereby respectfully request, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above referenced Registration Statement so that such Registration Statement will become effective as of Monday, January 28, 2008, or as soon thereafter as practicable.

In connection with the request for acceleration of effectiveness of the above-referenced Registration Statement, please be advised that on behalf of the Company, we acknowledge that:

1) The Company is fully responsible for the adequacy and accuracy of the disclosures in its filing;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

3) The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, the Company is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Sincerely, /s/ Alan C. Ederer Alan C. Ederer

cc: Jacques Mot